June 9, 2010	Writer’s Direct Contact
212.468.8179
apinedo@mofo.com
Mary Cole, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to Form N-2 for Medley Capital BDC LLC File No.: 333-166491
Dear Ms. Cole:
On behalf of our client, Medley Capital BDC LLC (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form N-2 (the “Registration Statement”), which has been marked to show changes from the Company’s initial filing. Below, we provide responses to the comments raised by the staff (the “Staff”) in its comment letter dated June 3, 2010. Below we have noted the comments from the Staff in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 1 enclosed herewith.
For purposes of clarification, we note that the Company has not yet filed an election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). On May 3, 2010, the Company filed a Form N-6F — “Notice of Intent to Elect to be Subject to Sections 55 through 65 of the Investment Company Act of 1940.” The Company has not yet filed a Form N-54 — “Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 Filed Pursuant to Section 54(a) of the Act.”
General
1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Mary Cole, Esq.
June 9, 2010
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We have noted the Staff’s comments concerning disclosure and, as applicable, have revised the disclosures throughout Amendment No. 1 in response to the Staff’s comments.
2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.
We acknowledge the Staff’s comment.
Prospectus
3.	Cover—Please make prominent the statement that the Company has no history of public trading. See Item 1.1.i. of Form N-2.
We have revised the disclosure on the prospectus cover page and have included in bold type face the lack of a history of public trading.
4.	Cover—Disclose here that purchasers in the initial offering will experience immediate dilution. Include a cross-reference to that section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers.
We have included disclosure on the cover page that purchasers in the offering will experience immediate dilution and added a cross-reference to the “Dilution” section.
5.	The disclaimer after the Table of Contents should state that the Company will update the prospectus to reflect any material changes.
In the disclaimer, we have added that, to the extent required by applicable law, the Company will update the prospectus to reflect any material changes.
6.	Summary—This section is much too long. See Guide 7 to Form N-2, which describes the contents of a synopsis. In addition, the whole summary section should follow “The Offering” on page 29 and the fee table. See General Instructions to Form N-2, which state that charts and graphs may not precede financial highlights (Item 4).
We have reviewed and revised the Summary section with a view to shortening the section. We respectfully note that it would be more helpful for prospective purchasers to review a summary in order to gain an understanding of the Company, the adviser, the Company’s strategy and the investment opportunity prior to reviewing the summary of the “Offering” without any context. We have reviewed the registration statements on Form N-2 for the last

Mary Cole, Esq.
June 9, 2010
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ten initial public offerings of BDCs and have confirmed that it is general market practice to present a brief summary prior to a summary of the offering.
7.	Medley Capital BDC LLC (page ii)—The first paragraph in this section states that the Company “expects to deliver a targeted total return to investors on average of 15% over time.” This statement implies a guaranteed return. Either delete the statement or revise it to reflect the high risks associated with this investment.
We have revised the disclosure to indicate that this should not be construed as a reference to a guaranteed return and that there can be no assurance that the target will be achieved.
8.	Summary of Formation Transaction (page 7)—
(a)	Explain in your response the accounting treatment to be accorded the Company’s wholly owned subsidiaries. For example, inform the staff whether the subsidiaries’ financial statements will be consolidated with those of the Company.
The accounts of the Company’s wholly owned subsidiary, MOF I BDC LLC, will be consolidated with those of the Company.
(b)	After certain of the formation transactions, MOF LTD and MOF LP (the “private affiliated funds”) will own “membership” interests in Medley Capital BDC LLP. Once Medley Capital BDC LLP converts to a Delaware corporation (Medley Capital), will the private affiliated funds own equity interests in Medley Capital? If so, provide an estimate of the percentage equity ownership they are expected to own after the public offering. In your response explain how the membership interests transferred to the private affiliated funds will be valued and how those interests will be converted into shares of the Company.
The private affiliated funds will own equity interests in the Company, but only to the extent permitted by the 1940 Act. The private affiliated funds will distribute equity interests in the Company in excess of those permitted to be owned by them, if any, to their respective limited partners. Interests will be valued at the initial public offering price. It is estimated that Medley Opportunity LTD and Medley Opportunity Fund LP will own 32.77% and 1.72% of the outstanding equity interests in the Company, respectively, after the initial public offering. This estimated percentage equity ownership of the private affiliated funds is based upon a proposed aggregate offering price of $200,000,000 and the aggregate value of the loans to be contributed by the private affiliated funds as of April 30, 2010.

Mary Cole, Esq.
June 9, 2010
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(c)	Please provide an analysis of the formation transactions under Section 57 of the 1940 Act; include a discussion of whether an exemption from the provisions of this section is necessary.
At the time of the formation transactions, the Company will not have elected BDC status and, as a result, will not be subject to the application of the 1940 Act, including Section 57. Although the Company has filed an intention to be regulated as a BDC, it will not file a Form N-54 until immediately prior to the pricing of the proposed offering and subsequent to the consummation of the formation transactions.
(d)	The disclosure states that third party valuation firms will establish the value of the loan assets to be transferred (“Transfer Value”) from the private affiliated funds to the Company. Please identify these firms and disclose the procedures to be used for valuing these assets. In addition, inform us in your response whether a properly constituted board (with a majority of non-interested members) will pass on the selection of the loan assets and their valuation.
From time to time, the Company will engage valuation experts. Currently, two firms are engaged to perform valuations: Valuation Research Corporation and BV Advisors LLC. These firms value the loans by first valuing the company’s enterprise value, so as to better understand the credit quality of the loan in relation to the borrower’s overall capital structure. Also considered in assessing credit quality are loan-specific terms, such as asset liens and covenants. Then the valuation firms determine the yields at which loans with comparable credit qualities, issued by comparable companies, trade in the market. Finally, the valuation firms use such yields to discount the projected cash flows of the loan being valued. The Transfer value will be approved by the Company’s board of directors, which will include a majority of independent directors.
(e)	According to the disclosure in this section, the Transfer Value will be approved by the Company’s board of directors. Please disclose that at the time of the approval, the composition of the board will be entirely of insiders, with no independent directors. The prospectus should characterize the credit quality of the loan assets that will be transferred to the Company and whether any of them ever resulted in defaults or bankruptcies. In your response, explain the protections that will ensure that the loan assets to be transferred to the public BDC will not be composed of the private affiliated funds’ poorly performing assets.
At the time of approval, the Board will include a majority of independent directors. In Amendment No. 1, we have identified three of the four independent directors. In a future amendment, we will include information regarding the fourth independent director. We have revised the disclosure in the prospectus in order to include a risk factor on page 18 that

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June 9, 2010
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explains that the loan assets are not rated by a credit rating agency, but that were the loan assets to be rated, these would not be rated investment grade. In addition, under “Portfolio Companies” we have included disclosure regarding the quality of the loan assets.
It would be against the interests of the principals of the Adviser to transfer to the public BDC poorly performing assets. If poorly performing assets were transferred to the BDC, the Company would not be able to achieve its targeted return and the Adviser’s fees from the Company would be adversely affected.
9.	Conflicts of Interest (page 8)—The disclosure in this section implies that the Company may engage in certain co-investments with funds affiliated with the adviser and will seek SEC exemptive relief to permit more flexibility with the terms of such co-investments. Please revise this section to clarify that any co-investments between the Company and affiliated funds require SEC exemptive relief, which relief is not guaranteed.
As we discussed with the Staff, the Company intends to seek exemptive relief. The Company has revised the disclosure to make clear that co-investments cannot be undertaken in the absence of obtaining exemptive relief.
10.	The Offering—Investment Management Agreement (page 12)—The disclosure in this section states that the Company will seek SEC exemptive relief to pay 50% of the net after-tax incentive fee earned by the adviser in the form of shares of the Company’s common stock. Please disclose that there is no precedent for such exemptive relief and, therefore, it is not certain that it will be granted.
We have added a risk factor on page 34 that discusses that SEC exemptive relief may not be granted. Throughout, we have revised the disclosure relating to the payment in stock of a portion of the incentive fee in order to make clear that the ability to do so is subject to obtaining exemptive relief.
11.	The Offering—Trading at a Discount—Please provide a separate section disclosing the fact of, and the amount of, the dilutive effect of the offering on immediate purchasers. Explain in your response why the Company’s NAV will reflect reductions for “offering expenses.” Typically, the adviser pays offering expenses and the company pays organizational expenses.
We have revised the Offering section to include a separate section discussing the dilutive effect of the offering on immediate purchasers. The Company will pay for organizational and offering expenses incurred by it in connection with the proposed offering.
12.	The Offering—Include a summary of risks in this section.

Mary Cole, Esq.
June 9, 2010
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We have revised the Offering section to include a summary of risks in bullet form and a cross reference to the “Risks” section.
13.	Fees and Expenses
(a)	Fee Table—Base Management Fees—The footnote states that the base management fee is based on “gross assets.” The fee table line item must be shown as a percentage of “net assets.” A footnote may provide an amount based on gross assets, but, if such a footnote is included, it should include a definition of “gross assets”, representing that the term includes amounts that may be borrowed to make investments.
We have revised the fee table line item to be shown as a percentage of “net assets.”
(b)	Fee Table—Interest Payments on Borrowed Funds—The amount shown is “none.” The amount should be based on an assumption of the amount expected to be borrowed by the Company, estimating borrowings and prevailing interest rates. A footnote may state that the actual number may be different from the amount shown in the fee table.
We have revised the footnotes to the fee table to discuss the Company’s intention with respect to leverage and the expected amount to be borrowed by the Company, as well as the estimated interest rate.
(c)	Footnote 5 to the Fee Table states that the second component of the incentive fee will be payable at the end of each calendar year “or upon termination of the investment management agreement.” Please disclose here and in the management section of the prospectus that this arrangement for realizing an incentive fee at termination of the contract would require SEC exemptive relief, which is not guaranteed.
Payment of the incentive fee at termination of the contract would not require SEC exemptive relief. If the Company has not received exemptive relief permitting payment of a portion of the incentive fee in shares of its common stock, then the Company will pay these amounts in cash.
(d)	Footnote 5 to the Fee Table states that the first part of the incentive fee will equal 20% of the excess of the net investment income that exceeds a hurdle rate. Please disclose that, since the hurdle rate is fixed, as interest rates rise, it will be easier for the adviser to surpass the hurdle rate and receive an incentive fee based on net investment income.

Mary Cole, Esq.
June 9, 2010
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We have revised the disclosure.
14.	Risks—In the paragraph on investments in a single issuer (page 20), please disclose whether there is any limitation on the amount of assets that may be invested in any one portfolio company.
We have revised to disclose that there is no limitation on the amount that may be invested in any one portfolio company. In addition, we have added a risk factor on page 18 regarding portfolio concentration.
15.	Risks—“Our portfolio companies may prepay loans...” (page 28)—The second sentence of this section states that while “it is not clear at this time when each loan may be called, some of these loans are to companies that are controlled by an affiliate of the Adviser.” Clarify the meaning of this statement.
We have deleted this language.
16.	Risks—Follow-on Investments—Disclose that follow-on investments in portfolio companies will require SEC exemptive relief.
We have revised the disclosure.
17.	Risks—Ability to invest in public companies—Disclose how the Company will invest the 30% of its assets that do not need to be “qualifying” assets.
We have revised the disclosure.
18.	Risks—Incentive Fee/Speculative Investments—The disclosure states that under certain circumstances, “the use of leverage may increase the likelihood of default...” In your response, please explain the meaning of this statement.
We have revised the disclosure to make clear that the use of leverage is risky and that if we borrow from banks or other lenders, upon the occurrence of an event of default, these lenders will have priority over our assets by comparison to our common stockholders.
19.	The Company (page 44)—The first paragraph in this section states that the Company “will seek to deliver equity-like returns to our investors on investments with the risk profile of secured debt.” Disclose how equity-like returns will be generated by investments in secured debt.
We have added disclosure in the first paragraph; however, we believe that we provide a complete explanation in the first paragraph under “Investment Strategy” on page 46.

Mary Cole, Esq.
June 9, 2010
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20.	Portfolio Composition (page 45)—Please define “LTV.”
We have defined LTV.
21.	Predictable Exit (page 46)—This paragraph describes the development of potential exit strategies. The disclosure does not appear to support the heading “predictable exit” since it describes the lack of M&A or public equity markets to deliver returns on investments.
We have added additional disclosure. As we discuss, in negotiating the original investments in the portfolio companies, the Company negotiates for itself the right to be repaid upon the occurrence of certain events, which may include asset sales or restructurings, but also may include being first in line to receive loan principal paydowns from operating cash flows of the business or the proceeds from debt refinancings. Liquidity events are not limited to M&A transactions or initial public offerings. To minimize the possibility of confusion, we have revised the sub-heading of the paragraph to “Predictability of Returns.”
22.	Managerial Assistance (page 55)—This section states that the Company may receive fees for providing managerial assistance to portfolio companies and, out of these fees, it will reimburse the adviser for its allocated costs in providing such assistance. It is expected that the adviser will provide such managerial assistance on the Company’s behalf to portfolio companies that request this assistance. In your response please address the issue of whether it is appropriate for the managers of business development companies to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided to small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Why is it appropriate for BDC managers or their affiliates to receive both incentive compensation (in the Company’s case incentive fees against capital gains and investment income), as well as fees for providing the assistance that was the justification for the allowance of incentive compensation in the first place?
The 1940 Act does not restrict the payment of fees for providing management assistance. Our review of current market practice suggests that many BDC managers receive fees for providing management assistance. Furthermore, in the calculation of incentive fees the fees

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June 9, 2010
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collected for providing managerial assistance are excluded from the definition of pre-incentive fee net investment income, as disclosed on page 73.
23.	Portfolio Companies (page 56)—
(a)	Please provide a detailed description of how the loan assets were valued.
The seven loans were valued by determining market yields for comparable middle market and small company loans. The credit quality of each loan was evaluated and the appropriate market yield used as the discount rate for loan’s projected cash flows. Market yields and subsequent loan valuations are confirmed by the independent valuation firm.
(b)	Provide supplementally an explanation of the determination of “fair value” in the table. For example, the senior secured term loan from Aurora Flight Sciences Inc. that matures at 9/27/10 has the same interest rate as the senior secured term loan from Timely Medical Innovations, LLC, which matures at 6/30/13, yet the latter is valued at par while the former is valued at a discount.
The primary determination of whether a loan is valued at a premium or at a discount is whether or not its contractual yield (cash interest, original issue discount accretion or payment in kind interest) is greater than or less than it’s appropriate market yield (i.e., discount rate). Other factors such as call protection, call premium and remaining term are also included in this analysis. In the case of Timely Medical Innovations, for example, the loan has no call protection or call premium, but its contractual yield is higher than a comparable market yield for the loan. Aurora Flight Sciences Inc., on the other hand, has a contractual yield lower than a comparable market yield for the loan, leaving the loan priced at a discount to the full amount due at maturity.
(c)	With respect to the column “LTV” (loan to value), either delete this column or provide a context to explain its relevance to investors. Similarly, delete the paragraphs describing the weighted average LTV of the loan assets or explain the relevance of this concept.
We have added additional disclosure that explains why the Company believes that the LTV/weighted average LTV calculations are useful to investors. The SEC’s guidance suggests that a registrant’s management should discuss calculations and indicators of trends that are used by management in evaluating performance. As discussed in the Registration Statement, in evaluating investments and subsequently in evaluating performance of investments, management uses these ratios. Management believes that the LTV information will provide investors with the ability to assess the Company’s capacity to realize the value

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of the loan in the case of a default or foreclosure. Given that all of the Loan Assets are senior positions, which carry first liens on the assets or the enterprise, management believes that LTV is a relevant measure of the excess asset or enterprise value above the fair value of the loan as determined by third party valuation firms.
24.	Brief Description of Portfolio Company (page 59)—The paragraph under the table in this section states that the Company may be subject to restrictions regarding restructuring of investments “absent exemptive or other relief...” In your response, please describe the “other relief” contemplated.
We have revised the disclosure to note that restructuring of investments in portfolio companies in which affiliates own equity interests will require exemptive relief or no-action letter guidance.
25.	Independent Directors (page 62)—At present, the Company’s board of directors is not composed of a majority of non-interested members. Disclose if it is expected that the future board, a majority of whom will be non-interested, will vote on the transfers of loan assets to the Company and approve of their valuations.
In Amendment No. 1 we have identified three independent directors. In a future amendment, we will update the disclosure to add information regarding the fourth independent director. The board will be composed of a majority of independent directors.
26.	Incentive Fee (page 71)—This paragraph states that the pre-incentive fee will involve a percentage taken against “net investment income” with net investment income defined to include interest income, dividend income, and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that are received from portfolio companies.
Footnotes in Investment Adviser Act Releases 996 and 721 (the “IA Releases”) appear to permit fees taken against investment income, which is defined in the IA Releases as interest and dividend income. Please provide a supplemental memorandum to the staff discussing the following issues:
(a)	Explain why it is appropriate to include in “net investment income” amounts representing fee income.
We have reviewed the IA Releases, and there is no prohibition against including in net investment income amounts representing fee income.

Mary Cole, Esq.
June 9, 2010
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(b)	The pre-incentive fee sets up a formula in which the adviser earns 100% of the pre-incentive fee when net investment income fits within the band of 2.00% and 2.5%. Explain why this formula does not lead to a conflict of interest whereby the adviser may be motivated to switch portfolio companies’ income distributions among calendar quarters. Might not such a formula also provide an inducement for management to take inordinate risks with the capital requirements of the Company’s portfolio companies over which it exercises a degree of control?
The Adviser will be subject to fiduciary duties, which would prevent the Adviser from being induced to take inordinate risks. We have included risk factor disclosure on pages 22 to 24 that explains that the Adviser may face certain conflicts of interest.
27.	Examples of Quarterly Incentive Fee Calculation (page 72)—Footnote 3 in Example 1 shows that offering expenses are excluded from the calculation of the incentive fee. This seems to imply that offering expenses are expenses charged to the Company. Please confirm in your response that this assumption is correct and, if correct, why the Company will be paying the offering expenses.
This assumption is correct. Offering expenses will be charged to the Company.
28.	Payment of Incentive Fee in Stock (page 75)—Unless you obtain assurance from the Division’s Office of Applications that it will likely grant exemptive relief to permit the payment of stock for services, please delete all references to this concept.
As we have discussed, we are engaged in conversations with the Staff regarding exemptive relief. We have included risk factor disclosure on page 34 that discloses the risk that this relief may not be obtained and, if not obtained, the fee will be paid in cash.
29.	Determination of Net Asset Value (page 78)—Please provide more robust disclosure of the Company’s valuation procedures. Name the third-party valuation firms that will be assisting the adviser and board in valuing the assets and provide the standards such firms will be using.
Supplementally, we note that the following third-party valuation firms may be engaged to assist the adviser and the board in valuing assets. Two firms have been retained to date as noted in the response to comment 8(d) above. These valuation firms will be asked to conduct their valuation procedures and provide a negative assurance. These experts will not be asked to provide fairness opinions.

Mary Cole, Esq.
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Third party valuation firms vary from industry to industry and MCC Advisors LLC, the investment adviser of the Company, does not expect to use a single firm to provide valuations for each of the Company’s transactions. Firms which have valued related collateral and enterprise values of legacy transactions include Valuation Research Corporation and BV Advisors LLC. MCC Advisors may contract, but is not limited to contracting, these valuation firms in future valuation exercises.
Intent
The Company is to apply a consistent and transparent approach to the valuation of fund investments in a manner consistent with Generally Accepted Accounting Principles in the United States of America (“US GAAP”) in accordance with the requirements of Statement of Financial Accounting Standard 157 (“SFAS 157”), which requires that investments be valued at fair value for purposes of computing Net Asset Value (“NAV”).
Definitions
“Fair value” is defined under SFAS 157 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” It is an “exit price” approach. SFAS 157 requires that investments be categorized according to the nature of secondary market activity and observable inputs associated with the investment: “Level I” investments are traded on exchanges where prices are publicly available; Level II investments are generally traded over-the-counter and, thus, have observable, if not publicly listed, prices; and “Level III” investments are those for which no secondary market exists of any sort, where the use of directly attributable observable inputs is not possible, but where independent, indirectly-attributable inputs from comparable investments may be observable and can be used in conjunction with other factors in determining the fair value of the Level III investment in question. “Directly attributable inputs” are defined as inputs that are observable for exactly the same security as that being valued. “Indirectly attributable inputs” are defined as inputs that are observable for a sufficiently similar, but not identical, security as that being valued.
Purpose
Substantially all of the assets of the Company are Level III investments. MCC Advisors has established this valuation policy to be in accordance with US GAAP, for the benefit of the shareholders of the Company, the administrator, for the purposes of accurately calculating an NAV, and the auditor of the Company, for the purposes of conducting its audit.

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Valuation Policy
Liquid Investments for Which a Ready Market Exists
Although the investment focus of the Company is not on liquid financial instruments, the Company may have exposure to liquid financial instruments as upside or for hedging of other investments. In such cases, the Company will use directly attributable inputs to value such investments. If these investments are encumbered by selling restrictions or other liquidity constraints not applicable to the directly attributable inputs used, valuation adjustments are also considered in order to determine the fair value of these investments.
Exchange-Traded Securities, Futures Contracts and Option Contracts
The fair value of a security, futures contract or option contract traded on a nationally recognized exchange, such as the NASDAQ, Chicago Mercantile Exchange (“CME”) or Chicago Board Options Exchange (“CBOE”), respectively, is the market price of that security or futures contract on the valuation date. These are generally considered Level I investments.
Over-the-Counter Securities
The fair value of a security (e.g., bond, note), financial instrument (e.g., loan, trade claim) or financial contract (e.g., swap contract, currency forward) not listed or traded on national exchanges are valued based upon middle-market quotes provided by a reliable pricing service. If the Company deems such valuation of a particular position to be inaccurate, the valuation is determined based upon the arithmetic average of the mean “bid” and “asked” prices received from two or more broker dealers. These are generally considered Level II investments.
Illiquid Investments for Which no Ready Market Exists
The fair value of illiquid securities, financial instruments or financial contracts for which no ready market exists – and, thus, for which no directly attributable inputs are available — is determined based upon, to the extent they exist, transactions in the same securities that are timely, independent and material, and/or observable valuation factors – indirectly attributable inputs — such as those discussed below, that MCC Advisors believes provide an independent, unbiased basis for valuation consistent with SFAS 157. Where there are no transactions in the same securities, the fair value of illiquid securities are determined as described below.
Loans — In determining the fair value of loans, MCC Advisors considers factors such as, without limitation, cost, principal balance, rates of interest, remaining term, any call

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protection, other fixed or contingent payments due on an investment, accrued interest or other charges, changes in relevant interest or foreign exchange rates, issuer compliance with covenants and payment schedules on its debt, credit risk metrics such as leverage or coverage ratios, the value of the assets or the enterprise supporting the securities, reports of historical and projected financial results of operations of the issuer, including such metrics as revenue, EBITDA, or cash flow, observable market yields, credit risk metrics, financial results and valuation multiples for sufficiently comparable securities issued by sufficiently comparable companies and market events determined to be relevant to the valuation of the particular security. In addition, for companies that are in distress or insolvent, the Company considers the present value of the probabilistic recovery value, based upon appraisals of loan collateral and/or other company assets and expectations regarding the timing and likelihood of ultimate outcomes, to be the fair value of the loan.
Equity Participation — In determining the fair value of equities or equity participations of any sort, MCC Advisors considers factors such as, without limitation, the borrower’s enterprise value, the value of its liabilities and the value of its non-operating assets and any cash in excess of that required to support projected operations. The determination of enterprise value considers such factors as the historical and projected financial performance, capital structure and capital costs of the company and any observable historical and projected financial performance, market multiples, capital structures, borrowing costs and equity costs of capital for comparable companies, among other indications of value, such as transactions for control of such comparable companies.
The value of warrants and options on equity securities will be determined considering both the intrinsic value and time value of the instrument. The time value will be determined using an option valuation model(s) that considers, among other variables, the likely term of the instrument, the implied volatility of comparable public market options, adjusted downward for the illiquid nature of our instruments, the strike price, the current market value or fair value of the underlying equity and interest rates. Warrants and options, such as “penny warrants,” deemed to be “deep-in-the-money” are generally carried at a value that reflects only the intrinsic value of the option.
We appreciate in advance your time and attention to this amendment, as well as to our comment responses. Should you have any additional questions or concerns, please call me at 212-468-8179.
Separately, in connection with the filing of an acceleration request (later in the process), the Company will submit a letter to the Staff acknowledging that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that Staff comments do not foreclose the Commission from taking any action with respect to those filings and that the

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Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Anna T. Pinedo
cc: Steven Boehm
      Brian Cavanaugh
      Harry Pangas
      Brook Taube
      Seth Taube